September 11, 2008

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ridgewood Energy V Fund, LLC Form 10 Filed April 18, 2008 File No. 0-53178

Ridgewood Energy W Fund, LLC Form 10 Filed April 18, 2008 File No. 0-53177

Dear Mr. Schwall:

        Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy V Fund, LLC (the “V Fund”) and Ridgewood Energy W Fund, LLC (the “W Fund”) (collectively the “Funds”), submits this response to the July 10, 2008 comment letter from the Securities and Exchange Commission (“SEC” or the “Commission”) regarding the above referenced filings (the “Comment Letter”). Some of the SEC’s comments may require a response in this letter, but not necessarily a change to the registration statements. In any event, if a change was made to a registration statement, or if no change was made, or if we disagreed with the SEC comment, it is noted in our response with appropriate explanation or justification.

        This letter was filed by EDGAR on September 11, 2008.

General

1)     SEC Comment.   The following comments applied to both of the above-referenced registration statements unless otherwise specified.

        Ridgewood Response.   We understand that certain comments will have application to both registration statements and have responded accordingly.

2)     SEC Comment:   Briefly explain in the appropriate section of the filing the relationship among Ridgewood Energy Corporation, Ridgewood Capital Management, LLC and Ridgewood Renewable Power, LLC. We note your reference to the last to entities in the diagrams provided.

        Ridgewood Response:   Ridgewood, Ridgewood Capital Management, LLC (“RCM”) and Ridgewood Renewable Power, LLC (“RRP”) are (1) each owned by Robert E. Swanson and/or certain family members and family trusts, (2) share certain officers as officers of Ridgewood are also officers of either or both RCM and RRP and (3) share office space and certain administrative functions (e.g., legal, investor relations). There are no transactional relationships or contracts between or among RCM, RRP and the Funds, or any other energy program managed by Ridgewood Energy Corporation. Additionally, neither RCM nor RRP are disclosed, or are required to be disclosed, within the Funds’ annual or periodic filings. The Funds’ related party disclosures are contained in the amended registrations statements in Items 1, 6, 10 and 12.

Business

Overview

3)     SEC Comment.   Please specify whether you engaged independent engineers to review the Operators’ reserve analysis for each of the working interests you own. If no third party engineers have been engaged to date for any of the current projects, revise to specifically state this fact.

        Ridgewood Response.   As of the date of the registration statements, both Funds were exploratory stage enterprises. Reserve analysis by independent engineers is typically obtained once the Funds have producing properties. Since neither Fund had producing properties as of the date of the registration statements, no independent engineers have been engaged by the Funds. The disclosure speaks of the possibility that the Funds “may retain” such engineers if necessary. We do not believe it is necessary to amend the Form 10 filings; however, as the Funds’ have recently begun production, we will include reserve reports from independent engineers in the Funds’ 2008 annual filings on Form 10-K.

Manager

4)     SEC Comment.   We note your response to the prior comment 9 and reissue the comment. Although you provide portions of the disclosure requested throughout the filing, it would facilitate the readers’ understanding of your specific obligations to the Manager and the aggregate amount paid to date by disclosing in this section the total dollar amount of all the fees paid to the Manager since inception. As such, we reissue our prior comment.

        Ridgewood Response.   The Section to which the Commission refers (“Manager”) generally discusses the Manager’s personnel and experience as opposed to specific fees or other matters specific to the Funds. The fee structure and the specific fees related to the Funds are described in Items 7, 10 and 13. We do not believe it is necessary to amend the Form 10 filings however, we will in future filings aggregate the respective information from Items 7, 10 and 13.

Business Strategy

5)     SEC Comment.   We note your response to prior comment 12 and reissue the comment in part. It does not appear that you addressed the comment fully. Given the highest working interest percentage you acquired to date was with respect to the unsuccessful Eugene Island project, please discuss the Fund’s success rate in this section or advise us as to why you do not think this is necessary.

        Ridgewood Response.   The disclosures contained in the Funds’ Properties sections are intended to fulfill the requirements of SEC 6940, Industry Guide 2 paragraph 6. This guidance requires that the Fund disclose the number of net productive and dry exploratory wells drilled during the periods presented, as well as the number of net productive and dry development wells drilled. The disclosure is not intended to measure the success rate of the drilling activities, or the Fund’s performance. The Funds have not included a numerical “success rate” or similar marketing data in its disclosures as the determination of success is highly subjective and such data may be misleading as the success of the well will vary as reserve estimates, if any, are revised and refined.

Conflicts of Interest

6)     SEC Comment.   Please revise to generally describe the material aspects of any guidelines and procedures that influence and direct the Manager’s behavior when confronting conflicts.

        Ridgewood Response.   As stated in our June 18, 2008 letter, making determinations as a fiduciary for more than one Fund is highly factually specific and what may have been a proper resolution of a conflict at one time for a certain Fund under given facts may not be the best solution under a slightly different set of facts. The Manager has fiduciary obligations to both Funds involved in the conflict and will act accordingly with prudence and due care. The primary conflict faced by the Manager is in the allocation of “new” projects among the energy programs sponsored by the Manager. While no formal procedures have been adopted, the Manager seeks to utilize the oldest capital first by placing projects (or a percentage thereof) with the older energy funds that may have unallocated capital. Such placement, however, is considered in light of certain other factors, including that energy fund’s existing projects, their location, depth, and operator. In future filings we will include a general description, included the detail above, of our conflict resolution approach.

Directors and Executive Officers

7)     SEC Comment.   We note your response to prior comment 20. The responsive disclosure does not appear to address the comment. You note that the “Officer since” column indicates when the officers initiated their service to the Funds. This does not appear to be correct given that the Funds were formed in 2006. Please revise to clarify the respective dates of service of each executive officer to (i) the Manager and (ii) the Funds.

        Ridgewood Response.   The “Officer since” column indicates the date when the particular officer initiated their service to Ridgewood Energy Corporation, the Manager. We indicate that the officers or the Manager are also officers of the Fund and disclose the funds inception date within the filing. We will revise this section in a future filing to include a statement to clarify that the inception date is the date the officers initiated their service to the respective Fund and that the “Officer Since” column relates to Ridgewood Energy Corporation.

Note 2-Summary of Significant Accounting Policies

8)     SEC Comment.   Please confirm, if true, that cash and cash equivalents does not include amounts held on deposit that you have designated as salvage funds.

        Ridgewood Response.   The Funds’ cash and cash equivalent balances reflected on their respective balance sheets do not include amounts held on deposit designated as salvage fund.

Investments in Marketable Securities

9)     SEC Comment.   We note your disclosure that at December 31, 2007 and March 31, 2008 the Funds had held-to-maturity investments, inclusive of the salvage funds. Please reconcile the total amounts disclosed to the amounts classified as short term and long term assets on your balance sheet. Please also explain how you determined which held-to-maturity investments were designated for the salvage fund.

        Ridgewood Response.   In the Funds most recent Quarterly Reports on Form 10-Q for the quarter ended June 30, 2008, the Funds have revised the disclosure to segregate the held-to-maturity investments within the salvage fund from the Investments in Marketable Securities. The Form 10-Q disclosures are presented below:

V FUND Footnote 2 Salvage Fund

Pursuant to the Fund’s LLC Agreement, the Fund deposits in a separate interest-bearing account, or a salvage fund, money to provide for dismantling production platforms and facilities, plugging and abandoning the wells and removing the platforms, facilities and wells after their useful lives, in accordance with applicable federal and state laws and regulations. At June 30, 2008 and December 31, 2007, the Fund had held-to-maturity investments within its salvage fund totaling $1.0 million. The held-to-maturity investments held within the salvage fund at June 30, 2008 mature in February 2013.

Interest earned on the account will become part of the salvage fund. There are no legal restrictions on withdrawals from the salvage fund.

W Fund Footnote 2 Salvage Fund

Pursuant to the Fund’s LLC Agreement, the Fund deposits in a separate interest-bearing account, or a salvage fund, money to provide for dismantling production platforms and facilities, plugging and abandoning the wells and removing the platforms, facilities and wells after their useful lives, in accordance with applicable federal and state laws and regulations. At June 30, 2008, the Fund had held-to-maturity investments within its salvage fund totaling $1.0 million. The salvage fund was funded during the six months ended June 30, 2008. The held-to-maturity investments held within the salvage fund at June 30, 2008 mature in February 2012.

Interest earned on the account will become part of the salvage fund. There are no legal restrictions on withdrawals from the salvage fund.

Salvage Fund

10)     SEC Comment.   Clarify what you mean by your statement that, “There are no legal restrictions on withdrawals from the salvage fund”.

         Ridgewood Response.   The cash is set aside in the salvage fund account at the Manager’s discretion. The funds are to be used when costs are incurred to plug and abandon a well. The salvage fund is not required to be established in any of the Funds’ agreements or contracts. Therefore there are no legal restrictions to making withdrawals of cash from the account.

Note 4. Unproved Properties – Capitalized Well Costs page F-9

11)     SEC Comment.   We note a line item within the table titles “Additions to capitalized exploratory well costs pending the determination of proved reserves.” Please reconcile the amounts presented for all periods to your disclosure or related items in your statements of cash flow.

         We also note a line item titled “Capitalized exploratory well costs charged to dry-hole costs.” And that for all periods presented, you reported nil. However, immediately below the first table, you present another table that discloses the amount of dry-hole costs incurred for each period. Please tell us and clarify in your disclosure the difference between dry-hole costs presented in the first and second table.

         Ridgewood Response.   In accordance with FASB Staff Position No. 19-1, “Accounting for Suspended Well Costs” (“FSP 19-1”), paragraph 10(a), an enterprise shall disclose the amount of capitalized exploratory costs that are pending the determination of proved reserves, however, this disclosure should not include amounts that were capitalized and subsequently expensed in the same annual period. As a result, the dry-hole costs reported in the income statement will not agree with the unproved properties reconciliation for all amounts capitalized and expensed during the same year. The amounts included by the Fund as “capitalized” in the unproved properties table are inclusive of accruals. Such accruals, coupled with the capitalized amounts that were expensed in the same period, are the principle reconciling amounts between this table and the cash flow statement.

         Attached is a written statement from Ridgewood to the SEC acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.

Very truly yours,

/s/ Daniel V. Gulino
Daniel V. Gulino

Att.

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY V FUND, LLC, and
RIDGEWOOD ENERGY W FUND, LLC

        In connection with the response of Ridgewood Energy V Fund, LLC and Ridgewood Energy W Fund, LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated July 10, 2008, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10.

•

Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 11th day of September, 2008.

RIDGEWOOD ENERGY V FUND, LLC

By: /s/ Daniel V. Gulino
Name: Daniel V. Gulino
Title: Senior Vice President and General Counsel

RIDGEWOOD ENERGY W FUND, LLC

By: /s/ Daniel V. Gulino
Name: Daniel V. Gulino
Title: Senior Vice President and General Counsel